UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

15 July 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MEDIA RELEASE

15 July 2008

Telecom to build environmentally sustainable offices in Wellington

Telecom announced today it has signed an agreement with The Wellington Company to develop new purpose-built environmentally rated premises at 52 Willis St,
Wellington.

The Wellington Company will build two environmentally sustainable 5 Green
Star-rated buildings, linked by a central glass atrium, to create a campus-style development of approximately 26,000 sq metres.

Telecom CEO Dr Paul Reynolds said the new development would bring together employees currently located in six properties throughout Wellington.

“We are committed to Wellington and having a purpose-built campus will maximise future operational efficiencies as well as meeting our environmental sustainability commitments.”

The new premises, known as Willis Central, will house 1,700 employees from across all parts of Telecom with the exception of staff from the separated
Chorus business.

Dr Reynolds said that The Wellington Company was chosen because of its proven excellence in developing environmentally sustainable facilities.

The Wellington Company recently won the Property Council of New Zealand
Excellence Award for their redevelopment of the former Mid City movie theatre complex as New Zealand’s first 5 Green Star-rated building, now home to the
Department of Conservation.

“We’re committed to sustainability and have a 5 Green Star compliance requirement for all property developments, including the recently completed redevelopment of our Auckland Gen-i office, and the new campus development currently underway in Auckland,” said Dr Reynolds.

The new Willis Central development will feature active chilled beam cooling technologies, energy efficient lighting, solar panels and possibly wind turbines, a thermally active exterior, and during construction will use materials and technologies which minimise environmental impact.

Ian Cassels, managing director of The Wellington Company, said the development is a major step forward for Wellington.

“Located in the heart of the golden mile, the Willis Central development will significantly contribute to the vibrancy and business value of the city and will further enhance Wellington’s status as the environmentally friendly office city.”

The building is scheduled to be ready for Telecom occupancy in mid-2011. Telecom will be the majority tenant in the property, committing to 19,000 sq metres of office accommodation for an initial 12-year lease term.

A new four-building campus development is currently underway at 167 Victoria
Street in Auckland. The premises will provide new environmentally sustainable offices for over 2,500 Auckland based staff, and is due to be completed in 2010.

- ends –

What is 5 Green Star compliance?
Released in April 2007 after extensive industry and public consultation, Green
Star NZ is New Zealand’s first comprehensive environmental rating system to assess the environmental impact of offices. Building projects are evaluated against eight environmental impact categories: energy; transport; minerals;
water; land use and ecology; emissions; management and indoor environment quality.

An overall score is calculated, determining the project's Green Star NZ rating.
A 5 Star Green Star NZ Certified Rating signifies 'New Zealand Excellence'.

For more information or images of the new building please contact:
Katherine Murphy
Telecom media relations
(09) 358 6725
027 4222 709

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 15 July 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary